Space Systems/Loral, Inc.
3825 Fabian Way
Palo Alto, CA  94303

December 2, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Request by Space Systems/Loral, Inc. for withdrawal of Form S-1 Registration No. 333-167432

Ladies and Gentleman:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Space Systems/Loral, Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (Registration No. 333-167432) together with all exhibits thereto (collectively, the “Registration Statement”), originally filed with the Securities and Exchange Commission on June 9, 2010 and amended on August 3, 2010 and September 2, 2010.  No securities have been sold pursuant to the Registration Statement.  The Registrant is requesting this withdrawal because it has determined to pursue a public offering at its immediate parent company (SS/L Holdings, Inc.) pursuant to a newly filed Form S-1 registration statement.

If you have any questions regarding this matter, please contact our counsel, Maurice Lefkort of Willkie, Farr & Gallagher LLP at (212) 728-8239.

Sincerely,

SPACE SYSTEMS/LORAL, INC.

By:	/s/ Avi Katz
Name: Avi Katz
Title: Senior Vice President and Secretary